February 11, 2026

Scott Steel
Managing Director
Morgan Stanley Bitcoin Trust
1585 Broadway
New York, New York 10036

        Re: Morgan Stanley Bitcoin Trust
            Registration Statement on Form S-1
            Filed January 6, 2026
            File No. 333-292586
Dear Scott Steel:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. We note that your registration statement includes a number of blanks or omitted information, including, for example purposes only, the exchange on which the Trust's
        Shares will be listed, the Pricing Benchmark, the identities of various service providers, and disclosures regarding material contracts. Please include this information in your next amendment or tell us when you intend to do so.
Risk Factors
Risks Associated with Bitcoin and the Bitcoin network
Limits on bitcoin supply, page 14

2. Please revise here and page 35 to disclose the next expected halving event.
Spot markets on which bitcoin trades are relatively new and largely unregulated, page 15

3. We note your disclosure in the fourth paragraph that "[w]hile the Trust itself does not buy or sell bitcoin on bitcoin spot markets, the closure or temporary shutdown of
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Page 2

       bitcoin exchanges due to fraud, business failure, hackers or malware, or government-
       mandated regulation may reduce confidence in the bitcoin network and can slow down the mass adoption of bitcoin." Please revise to clarify here that the Prime Broker may route orders through Connected Trading Venues and hold the Trust's assets on
       Connected Trading Venues.
Large-Scale Sales or Distributions, page 37

4. We note your disclosure discussing the largest 100 bitcoin wallets, the percentage of bitcoin in circulation held by those wallets, and noting the possibility that some of these wallets may be controlled by the same person or entity. Please revise to discuss risks associated with Satoshi Nakamoto, early stakeholders, or others holding a significant stake in bitcoin, to the extent known and material.
Regulatory Risk
Future legal or regulatory developments may negatively affect the value of bitcoin, page 49

5. We note your disclosure that "the SEC has recently proposed rule changes amending and redesignating rule 206(4)-2 under the Advisers Act." Please revise to update the status of the proposed amendments you reference.
Bitcoin, Bitcoin Markets and Regulation of Bitcoin
Bitcoin Protocol, page 57

6. Please revise to update your disclosures relating to Taproot upgrade. The Trust and Bitcoin Prices
Use of [ ], page 61

7. Please revise your disclosure to provide a materially complete description of the Pricing
       Benchmark. Please also address the following in your disclosure regarding the Pricing
       Benchmark:
           Include a table with market share and volume information for each Constituent
           Exchange comprising the Pricing Benchmark;
           Disclose the extent to which the Sponsor has discretion to select a different index;
           Disclose the criteria the Benchmark Provider uses to select the Constituent
           Exchanges, the frequency with which the Benchmark Provider evaluates the
           Constituent Exchanges; and
           Disclose whether and how the Sponsor will notify investors of changes to the Pricing
           Benchmark or Constituent Exchanges.
Additional Information About the Trust
The Trust's Fees and Expenses, page 66

8. Your disclosure notes that "the Sponsor shall assume and pay all fees and other expenses incurred by the Trust in the ordinary course of its affairs, excluding taxes, but including
           (vi) the fees and expenses related to any listing, trading or quotation of the Shares on any listing exchange or quotation system (including legal, marketing and audit fees and expenses)." Please reconcile this with your disclosure noting that the Sponsor will not assume the fees and expenses related to the listing on pages 6, 66 and A-1. Please also
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       revise to disclose here and throughout the registration statement, if true, that the Sponsor
       Fee includes expenses for bitcoin-related on-chain transaction fees associated with creation and redemption transactions and transactions with the Prime Broker.
9. We note your disclosure that, "[i]n the Sponsor's sole discretion, all or any portion of a
       Sponsor-paid Expense may be redesignated as an Additional Trust Expense, if, among other reasons, the Sponsor determines that a Sponsor-paid Expense is an extraordinary, non-recurring expense of the Trust." Please disclose the criteria the Sponsor will consider or the reasons why the Sponsor may choose to do this. Please also update any related disclosure throughout the registration statement.
Termination of the Trust, page 66

10. We note your disclosure that in the event the Trust is terminated "the Sponsor will notify
       Shareholders at least 30 days before the date for termination of the Trust
       Agreement." Please revise to disclose how the Shareholders will receive this notification.
The Trust's Service Providers
The Sponsor, page 70

11. Please revise to discuss the Sponsor's experience sponsoring exchange-traded products and specifically its experience related to crypto asset markets. Please revise to include related risk factor disclosures as appropriate.
Custody of the Trust's Assets, page 72

12. We note the Trust intends to use more than one Bitcoin Custodian. Please revise to discuss the criteria the Sponsor will take into consideration in determining how much bitcoin to allocate to each Bitcoin Custodian.
13. We note your statement here that the Bitcoin Custodians will keep a "substantial portion"
       of the private keys associated with the Trust's bitcoin in cold storage. We also note your disclosure on pages 6 and 72 that "[a]ll of the Trust's assets and private keys will be held in cold storage of the Bitcoin Custodians on an ongoing basis." Please revise for consistency. In an appropriate section of the registration statement please also describe how transfers of bitcoin from cold/hot to hot/cold storage occur. Creation and Redemption of Shares, page 77

14. Your disclosure states that "[c]reations and redemptions will generally be 'on-chain'
       transactions reflected in the Trust's Vault Account" and that "[u]nder certain circumstances, these transactions may be 'off-chain' transactions that are represented in the books and records of the Prime Broker." Please expand your disclosure here to address the situations in which creations and redemptions will be on-chain transactions recorded on the bitcoin network and reflected in the Trust's Vault Account and under what circumstances the transactions will be off-chain transactions reflected in the Prime
       Broker's books and records and not recorded on the bitcoin network. Similarly, on page
       80 you state that "[u]nder most circumstances, the bitcoin associated with a Creation
       Basket Deposit will be deposited with the Bitcoin Custodians in the Trust's Cold Vault
       Balance, although in some circumstances, bitcoin may be deposited outside of cold
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       storage." Please expand your disclosure to describe the circumstances in which the bitcoin would be "deposited outside of cold storage."
15. Your disclosure on page 82 that states "[t]o effectuate a redemption order via an in-kind transaction, the Authorized Participant will deliver the necessary Shares to the Trust, and the Sponsor will instruct the Prime Broker to deliver bitcoin to the account of the
       Authorized Participant or its designated agent's account at the Prime Broker" is inconsistent with your disclosure on the cover page and pages 6 and 12 that states
       "[w]hen such an Authorized Participant redeems Shares in-kind, the Trust, through the
       Bitcoin Custodians, will deliver bitcoin to the Authorized Participant, or a designated agent thereof, in exchange for its Shares." Please revise for clarity and consistency. Separately, we note your disclosure regarding the suspension or rejection of redemption orders on page 83. Please disclose whether the Sponsor may also suspend creation orders and how the Trust will notify Shareholders if it has suspended either creation or redemption orders.
Conflicts of Interest, page 84

16. Please revise to disclose any code of ethics the Sponsor intends to implement or has implemented to eliminate or mitigate conflicts of interests. Governing Law; Consent to Delaware Jurisdiction, page 92

17. We note your disclosure on page 92 that "[e]xcept in limited circumstances, Shareholders will have no voting rights under the Trust Agreement." Please revise to disclose the limited circumstances in which the Shareholders have voting rights under the Trust
       Agreement.
Legal Matters, page 92

18. Please revise your disclosure to include the opinion from counsel regarding the classification of the Trust as a grantor trust for U.S. federal income tax purposes.
Summary of Promotional and Sales Material, page 98

19. We note your disclosure stating that the Trust expects to use a Fact Sheet. Please provide us with a copy for our review.
Part II
Item 16. Exhibits and Financial Statement Schedules, page II-2

20. Please file the Post-Trade Financing Agreement and any other material agreements relating to your use of trade credits as an exhibit to the registration statement pursuant to
       Item 601 of Regulation S-K or explain why you are not required to do so. Please also confirm your understanding that we may have additional comments upon reviewing any revised disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
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       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Anna Tomczyk